EXHIBIT E

OPINION AND CONSENT OF GENERAL COUNSEL, DEPARTMENT OF JUSTICE (CANADA),

FINANCE CANADA LAW BRANCH

April 27, 2022

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

House of Commons

Ottawa, Ontario

Canada

K1A 0A6

Dear Minister Freeland:

Subject:	U.S. $3,500,000,000
2.875% United States Dollar Bonds due April 28, 2025

I have been requested by the Director, Reserves Management Section, Funds Management Division, Financial Sector Policy Branch, Department of Finance (Canada), to provide you with an opinion relating to the authorization of the issuance of U.S. $3,500,000,000 aggregate principal amount of 2.875% United States Dollar Bonds of Her Majesty in right of Canada (“Canada”) due April 28, 2025 (the “Securities”), to be sold pursuant to an Underwriting Agreement dated as of April 20, 2022 (the “Underwriting Agreement”) between BMO Capital Markets Corp., Citigroup Global Markets Limited, HSBC Bank plc, National Bank of Canada Financial Inc., and RBC Capital Markets, LLC, as representatives for the several underwriters listed in Schedule II thereof (the “Underwriters”), and Canada, as represented by the Minister of Finance.

In connection with the issue of the Securities, Canada proposes to enter into a Fiscal Agency Agreement, to be dated as of April 28, 2022, with Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent (the “Fiscal Agency Agreement”).

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such statutes, documents, certificates of public officials and other instruments relating to the authorization, issuance and sale of the Securities by Canada as I have deemed necessary, including the following:

(a)	The Borrowing Authority Act, S.C. 2017, c. 20, s. 103, as amended (the “Borrowing Authority Act”);

(b)	Order in Council P.C. 2022-278, dated March 25, 2022, relating to the authorization of the issue and sale of the Securities (the “Order in Council”);

(c)	The Fiscal Agency Agreement; and

(d)	The form of the Securities appended to the Fiscal Agency Agreement.

The Director, Reserves Management Section, has represented to me by a certificate dated April 27, 2022, that the Securities are being issued and sold pursuant to the Order in Council and, as of April 28, 2022, after giving effect to the issue and sale of the Securities, the aggregate principal amount of money borrowed by Canada in the 2022-2023 fiscal year pursuant to the Order in Council will not exceed CAD 513.3 billion and the maximum amount in section 4 of the Borrowing Authority Act, subject to the exceptions at sections 5 and 6 of that Act, will not be exceeded.

In response to the request of the Director, Reserves Management Section, I give it as my opinion as General Counsel, Department of Justice (Canada), that:

1.

The Fiscal Agency Agreement has been duly authorized by Canada and, when duly executed and delivered by Canada, assuming the due authorization, execution and delivery by the Fiscal Agent, will constitute a legal, valid and binding agreement of Canada; and

2.

The issuance of the Securities by Canada has been duly authorized by the Order in Council and the Securities, when duly executed, authenticated and delivered to and paid for by the Underwriters in accordance with the provisions of the Underwriting Agreement, will constitute valid, legally binding, direct unconditional obligations of Canada in accordance with their terms and payment of the principal of and interest on each Security so authenticated, delivered and paid for will be a charge on and payable out of the Consolidated Revenue Fund of Canada.

The foregoing opinions are subject to the following limitations and qualifications:

(a)

pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the date of payment;

(b)

the enforcement of the Fiscal Agency Agreement and the Securities may be limited by general principles of equity, and no opinion is expressed as to any specific remedy that might be granted, imposed or rendered only in the discretion of a court, including remedies such as specific performance and injunction;

(c)

no execution may issue on a judgment against Canada, but the Crown Liability and Proceedings Act (Canada) requires that any money or costs awarded to any person against Canada in any proceedings be paid out of the Consolidated Revenue Fund; and

(d)

the opinions expressed are based on the law of the Province of Ontario and the law of Canada applicable therein. I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.

I hereby consent to the inclusion of this opinion letter as an exhibit to Amendment No. 3 to Canada’s Annual Report on Form 18-K for the year ended March 31, 2021.

Yours sincerely,

/s/ Martin Marcone
Martin Marcone
General Counsel
Finance Legal Services
Department of Justice (Canada)